Exhibit 99.1

Obsidian Energy Announces Strategic Actions to Unlock Shareholder Value

— Launches Sale Process for Alberta Viking Assets; Ongoing Discussions with CIC Regarding Disposition of PROP; Plans to Use Any Sale Proceeds to Fund Cardium Growth, Reduce Debt and Buy Back Shares —

CALGARY, April 2, 2018 /CNW/ - OBSIDIAN ENERGY LTD. (TSX – OBE, NYSE – OBE.BC) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) has retained RBC Capital Markets to explore a potential sale of the Company’s Alberta Viking assets and is engaged in ongoing discussions with China Investment Corporation (“CIC”) regarding a disposition of the Company’s share of jointly owned Peace River assets. Obsidian Energy intends to use the proceeds of any such asset sales to accelerate growth in the Company’s prime Cardium assets, pay down debt and return capital to shareholders through the implementation of a Normal Course Issuer Bid.

The Company is also announcing a deferral of the proposed share consolidation and changes to Obsidian Energy’s Director compensation to further align director pay with shareholders.

“Today’s announcement is the natural next step in our ongoing strategy to unlock shareholder value and establish Obsidian Energy as a growth company focused on optimizing our industry-leading position in the Cardium,” said David French, President and CEO of Obsidian Energy. “In addition to exploring the sale of our Alberta Viking and Peace River assets, we are actively reviewing industry consolidation opportunities with significant synergies and a focus on creating a company with best-in-class operating performance, financial discipline and industry-leading growth prospects.”

Over the past three years, Obsidian Energy has divested approximately $2.3 billion of assets, significantly improved the Company’s financial and operating performance and eliminated a number of the legacy challenges that have constrained the Company’s relative performance.

“Obsidian Energy’s Board and management are working with a sense of purpose – and opportunity – to create value for all shareholders,” said Jay Thornton, Board Chair. “This process started in Q3 last year and accelerated in October when the Board selected RBC Capital Markets as our lead financial advisor to work alongside management to action any and all value creating transactions. We believe in the Company’s future and are excited about its potential.”

With production of approximately 2,500 boe/d, the Alberta Viking asset offers a mix of light-oil and gas with high-netback shorter cycle wells, an industry-leading land position and extensive owned infrastructure over the entire Esther area. The Peace River Oil Partnership (“PROP”) is a joint venture between Obsidian Energy and CIC, with net production to Obsidian Energy of approximately 5,000 boe/d and a large position in a crude oil resource highly amenable to conventional cold-flow production. PROP has de-risked its large resource base and has many years of inventory with attractive economics.

The Company expects to conclude a sale of the Alberta Viking assets by the end of the second quarter of 2018. Discussions with CIC are expected to continue into the fall before a formal process is started.

Planned Use of Proceeds

The Board will determine the right balance of accelerated Cardium growth, debt repayment and share buybacks based on changes in the Company’s borrowing base as a result of any production being sold, and Obsidian Energy’s share price at the time of any such sale. The Company intends to apply for a Notice of Intention to Make a Normal Course Issuer Bid (the “Bid”) with the Toronto Stock Exchange (the “TSX”) upon closing of the potential transaction. The Bid will be subject to the approval of the TSX and the Company’s lenders. Obsidian Energy intends to repurchase shares on both the TSX and New York Stock Exchange (the “NYSE”) and/or alternative Canadian trading systems.

Proposed Share Consolidation to Cure NYSE Listing Requirements to Be Deferred, or Otherwise Cancelled

Obsidian Energy previously announced its intention to propose a consolidation of the Company’s outstanding common shares at the upcoming Annual and Special Meeting, subject to Board discretion. The Board and management have listened to investor feedback encouraging the Board not to proceed with the share consolidation at this time. Moreover, the Board and management strongly believe that the continued execution of the Company’s strategy will bring Obsidian Energy into compliance with the NYSE’s listing requirements within the applicable time frame. The Board will, however, continue to seek the discretion to consolidate the common shares, on the same ratio as previously stated, but only in the event that the Company is not in compliance with the minimum share price listing standard on the latest date necessary to potentially avoid the delisting from the NYSE.

Obsidian Energy Directors Elect to Receive All Fees in Equity versus Cash

As an expression of confidence in the Company’s future and to even more firmly align the interests of Directors with the interests of Obsidian Energy shareholders, each member of the Board of Directors has elected to take all of his or her fees in the form of equity (e.g. Deferred Share Units) going forward.

Obsidian Energy shares are listed on the Toronto Stock Exchange under the symbol “OBE” and the New York Stock Exchange under the symbol “OBE.BC”.

OBSIDIAN ENERGY: Suite 200, 207 - 9th Avenue SW, Calgary, Alberta T2P 1K3, Phone: 403-777-2500, Fax: 403-777-2699, Toll Free: 1-866-693-2707, Website: www.obsidianenergy.com; Investor Relations: Toll Free: 1-888-770-2633, E-mail: investor_relations@obsidianenergy.com

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: a potential sale of the Company’s Alberta Viking assets and the engagement of discussions with CIC regarding a disposition of the Company’s share of jointly owned Peace River assets; how the Company intends to use the proceeds of any such asset sales; that we are actively reviewing industry consolidation opportunities with significant synergies and are focusing on creating a company with best-in-class operating performance, financial discipline and industry-leading growth prospects; that we believe in the Company’s future and are excited about its potential; that PROP has de-risked its large resource base and has many years of inventory with attractive economics; the timing for potential sales and discussions to occur; that the Company intends to apply for a Bid, the expected timing for doing so and where it intends to repurchase those shares; the belief that the continued execution of the Company’s strategy will bring Obsidian Energy into compliance with the NYSE’s listing requirements within the applicable time frame; that the Company will continue to seek to consolidate the common shares only on the reasons set forth; and that each of the members of the Board Of Directors will take their fees in the form of equity going forward.

With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things our ability to execute our long-term plan as described herein and in our other disclosure documents and the impact that the successful execution of such plan will have on our Company and our shareholders; that the current commodity price and foreign exchange environment will continue or improve; future capital expenditure levels; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future crude oil, natural gas liquids and natural gas production levels; future exchange rates and interest rates; future debt levels; our ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including weather, infrastructure access and delays in obtaining regulatory approvals and third party consents; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; our ability to obtain financing on acceptable terms, including our ability to renew or replace our syndicated bank facility and our ability to finance the repayment of our senior notes on maturity; and our ability to add production and reserves through our development and exploitation activities.

Although we believe that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions, or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the possibility that we will not be able to continue to successfully execute our long-term plan in part or in full, and the possibility that some or all of the benefits that we anticipate will accrue to our Company and our securityholders as a result of the successful execution of such plans do not materialize; the possibility that we are unable to execute some or all of our ongoing asset disposition program on favourable terms or at all; general economic and political conditions in Canada, the U.S. and globally, and in particular, the effect that those conditions have on commodity prices and our access to capital; industry conditions, including fluctuations in the price of crude oil, natural gas liquids and natural gas, price differentials for crude oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months, wild fires and flooding); and the other factors described under “Risk Factors” in our Annual Information Form and described in our public filings, available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.